SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 20, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-15451

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First International Bancorp, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

The financial statements attached are for the fiscal period from January 1, 2003 through September 20, 2003. As of September 20, 2003, all securities held pursuant to the First International Bancorp, Inc. 401(k) Plan had been distributed.

First International Bancorp, Inc. 401(k) Plan

Financial Statements as of September 20, 2003 and December 31, 2002 and for the Period from January 1, 2003 to September 20, 2003

Independent Auditors' Report

FIRST INTERNATIONAL BANCORP INC. 401(K) PLAN

TABLE OF CONTENTS

All schedules required by 29 CFR Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

Trustees
First International Bancorp, Inc. 401(k) Plan
Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits (in liquidation) of First International Bancorp, Inc. 401(k) Plan (the "Plan") as of September 20, 2003 and December 31, 2002, and the related statement of changes in net assets available for benefits (in liquidation) for the period from January 1, 2003 to September 20, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 1 and 6 to the financial statements, UPS Capital Business Credit (formerly First International Bancorp, Inc.), the Plan's sponsor, decided in August 2001 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has used the liquidation basis of accounting.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits (in liquidation) of the Plan as of September 20, 2003 and December 31, 2002, and the changes in net assets available for benefits (in liquidation) for the period from January 1, 2003 to September 20, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut

March 8, 2004

FIRST INTERNATONAL BANCORP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (IN LIQUIDATION) SEPTEMBER 20, 2003 and DECEMBER 31, 2002

ASSETS	September 20, 2003	December 31, 2002
Investments (Note 3):		
Mutual funds	$ -	$ 3,066,697
Guaranteed income	-	700,709
UPS common stock	-	217,380
Participant loans	-	80,348
Cash	-	3,519
TOTAL	$ -	$ 4,068,653
LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS		
Accrued distributions for payments to participants or transfers to other plans	$	$ 4,068,653
TOTAL	$ -	$ -

See notes to financial statements.

FIRST INTERNATONAL BANCORP, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (IN LIQUIDATION) PERIOD FROM JANUARY 1, 2003 TO SEPTEMBER 20, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income:	
Interest	$ 2,035
Dividends	823
Loan interest	540
Net appreciation in fair value of investments (Note 3)	16,164
Total additions	19,561
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Administrative Expenses	5,802
Adjustments to accrued distributions for payments to participants and transfers to other plans	13,759
Net changes	-
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of period	-
End of period	$ -

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the UPS Capital Business Credit (formerly First International Bancorp, Inc.) ("Company") 401(k) Plan ("Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General—The Plan was a profit sharing and 401(k) plan designed as a defined contribution plan and covered all active employees of the Company who completed a minimum of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Status—On August 7, 2001, the Plan was formally terminated. On August 8, 2001, the Company was merged (the "Merger") into a wholly-owned subsidiary of United Parcel Service, Inc. ("UPS"). Since the August 7, 2001 termination, no contributions are being made to the Plan and no new loans are being granted. Distributions to terminated employees and in-service withdrawals and distributions are processed in accordance with the terms of the Plan. Participants continue to have the ability to direct their investments in the Plan.

When the Plan was liquidated in January 2003, participants elected to rollover investments into a qualified UPS retirement plan, another qualified retirement plan or receive a taxable distribution. The final termination date for these rollovers was September 20, 2003.

Contributions—Prior to the Plan termination, participants were able to contribute from 1% to 15% of pretax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions directly from other qualified defined benefit accounts or through an individual retirement account ("IRA"). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan, until liquidated, offered fourteen mutual funds and an income fund as investment options for participants as well as the option to invest in UPS common stock. The Plan provided that additional profit sharing amounts could be contributed at the option of the Company's board of directors, subject to certain limitations. There were no Company contributions for the period ended September 20, 2003.

Participant Accounts—Each participant's account was credited with the participant's contribution and allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was equal to the benefit that can be provided from the participant's vested account.

Vesting—Participants' are vested immediately in their contributions plus actual earnings thereon.

Participant Loans—Until the August 7, 2001 termination, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the aggregate of their account balances, whichever is less. Loans were collateralized by the balances in the participant's account and bore interest at rates that ranged from 6 percent to 10 percent, which were commensurate with local prevailing rates and determined quarterly by the Plan Administrator. Principal and interest was paid ratably through monthly payroll deductions.

Forfeitures—For the period ended September 20, 2003, forfeited nonvested accounts totaled $3,365. During the period ended September 20, 2003, administration expenses were reduced by $3,365 from forfeited nonvested accounts.

Payment of Benefits—Upon termination of the Plan, participants were only permitted to receive a lump sum distribution and or rollover amounts distributed from the Plan whether or not the participants terminated employment. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a ten-year period, or UPS stock, to the extent the participant is invested therein. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants who terminate employment and whose account balances never exceeded $3,500 received an immediate lump-sum cash distribution.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes cold materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments at December 31, 2002 are stated at fair value except for its guaranteed income account, which is valued at contract value (Note 4). The shares of the UPS common stock are valued at market as determined by the quoted market price of UPS's common stock as of the last business day of the calendar year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties—The Plan provided for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

Administrative Expenses—Administrative expenses of the Plan, are paid by the Company as provided in the Plan Document.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002, are as follows:

	Shares	Amount
Guaranteed Income	23,331	$ 700,709
Cigna Lifetime 50	24,167	263,977
S&P 500 Index	68,571	571,658
Large Cap Growth/Putnam	66,665	478,695
Fid Adv Growth Opportunities	10,963	449,672
Small Cap Growth/Times Square	30,809	684,107
Int'l Blend/Bank of Ireland	21,159	166,954
UPS Class B Common Stock	3,446	217,380

During the period ended September 20, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value before being transferred as follows:

Times Square High Yield	$ 1,868
Cigna Lifetime 60	746
Cigna Lifetime 50	(717)
Cigna Lifetime 40	(1,370)
Cigna Lifetime 30	(321)
Cigna Lifetime 20	(384)
INVESCO Equity income Account	425
S&P 500 Index	9,893
Large Cap Growth/Putnam	9,026
Fid Adv Growth Opportunities	3,251
Small Cap Growth/Times Square	18
Lazard Small Cap Portflio	280
Int'l Blend/Bank of Ireland	(4,343)
Templeton Foreign Account	708
UPS Class B Common Stock	(2,916)
Net appreciation	$ 16,164

4. INVESTMENT CONTRACTS WITH INSURANCE COMPANY

In July 1999, the Plan entered into a benefit-responsive investment contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included, in the financial statements at contract value, as reported to the Plan by CIGNA. Contract values represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for the credit risk of the contract issuer or otherwise. The credit interest rates were 3.00 percent for the period ended September 20, 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.

5. PARTY-IN-INTEREST TRANSACTIONS

In addition to the investment described at Note 4, certain Plan investments were shares of mutual funds managed by CIGNA who was the trustee as defined by the Plan and, therefore, these transactions qualified as part-in-interest transactions. Shares held of UPS common stock also qualified as party-in-interest transactions as UPS is the parent company of the Company. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

6. PLAN TERMINATION

The Plan provides that the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. On August 7, 2001, the Company filed a plan termination letter with the Internal Revenue Services. At that time, participants became 100 percent vested in their employer contributions. As discussed in Note 1, when the Plan was finally liquidated, participants elected to rollover investments into a qualified UPS retirement plan, another qualified retirement plan or receive a taxable distribution. In January 2003, the Plan was liquidated and the participants could take up this election. These final distributions included actual investment earnings of the Plan through the date of final distribution. This final distribution occurred on September 20, 2003 and this was the final rollover date for the Plan. Final Internal Revenue Services approval was obtained during the period for the transfer of the assets to occur.

7. TAX STATUS

The Internal Revenue Service has determined and informed the company by a letter dated November 7, 2002, that the Plan's termination does not adversely affect the Plan's qualification under the Internal Revenue Code ("IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 2002 to Form 5500:

Net assets available for benefits on these financial statements	$ -
Accrued distributions for payments to participants or transfer to other plans	4,068,653
Net assets available for benefits on the Form 5500	$ 4,068,653

The following is a reconciliation of the statement of net assets available for benefits for the period January 1, 2003 to September 20, 2003 to Form 5500:

Adjustments to accrued distributions for payments to participants or transfers to other plans on these financial statements	$ 13,759
Distributions previously accrued	4,068,653
Benefit payments, rollovers and deemed distributions on the Form 5500	$ 4,082,412

* * * * * *

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

FIRST INTERNATIONAL BANCORP, INC.
401(K) PLAN

Jeffrey D. Firestone
First International Bancorp, Inc.
Assistant Secretary

March 18, 2004

Exhibit Index

23.1 Independent Auditors' Consent

EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-45030 of First International Bancorp, Inc. on Form S-8 of our report dated March 8, 2004, appearing in this Annual Report on Form 11-K of First International Bancorp, Inc. 401 (k) Plan for the period from January 1, 2003 to September 20, 2003.

Deloitte + Touche LLP

March 18, 2004